EXHIBIT 3.6

ARTICLES OF AMENDMENT

AMENDMENT TO ARTICLE I

“ARTICLE 1. NAME. The name of the Corporation shall be Elite Data Services, Inc.”

ARTICLES OF AMENDMENT IV

“ARTICLE 1V. CAPITAL STOCK.

A. On the “Effective Date”, the authorized, issued, and outstanding shares of this Corporation’s Common tock, par value $.0001 per share (the “Old Common Stock”), authorized, outstanding or held as treasury shares as of the open business on the Effective date, shall automatically and without any action on the part of the holders of the Old Common Stock, be reverse split on a one thousand three hundred (1300) for one (1) basis, so that every one thousand three hundred (1300) shares f the Old Common Stock shall be converted and reconstituted as “one” share of new post reverse split Common Stock, par value $0.0001 per share (the “New Common Stock”). Shareholders shall receive cash in lieu of any fractional shares.

B. The total number of shares of capital stock which this Corporation shall have the authority to issue is Sixty Million Shares (60,000,000) shares, consisting of Ten Million (10,000,000) shares of Preferred Stock having a par value of $.0001 per share, and Fifty Million (50,000,000) shares of Common Stock having a par value of $.0001 per share.”